May 18, 2026

Andrew Goldberg
Chief Executive Officer and President
Achieve Life Sciences, Inc.
22722 29th Drive SE, Suite 100
Bothell, WA 98021

        Re: Achieve Life Sciences, Inc.
            Registration Statement on Form S-3
            Filed May 12, 2026
            File No. 333-295798
Dear Andrew Goldberg:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Chelsea Anderson, Esq.